April 27, 2010
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
037840-0102

Via EDGAR System
Mr. Vince DiStefano U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	UTC North American Fund, Inc. (File Nos. 033-37426 and 811-6194)
Amended Registration Statement on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on February 26, 2010

Dear Mr. DiStefano:

On behalf of our client, UTC North American Fund, Inc., a Maryland corporation (Investment Company Act File No. 811-6194), which is comprised of one portfolio, the UTC North American Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statement of the Fund (the “Registration”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.           In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 27, 2010

2.           When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration to respond to the Staff’s comments.

Prospectus

3.           On the front cover page, please delete the reference to the Fund being sponsored by the Trinidad & Tobago Unit Trust Corporation.

Response:  In response, the Fund notes that it will combine the current front cover page and second page to become one combined front cover page.  As part of this change, as requested, the Fund will delete the reference to the Fund being sponsored by the Trinidad & Tobago Unit Trust Corporation.

4.           On the second page, delete the sentence that reads: “The Fund is a mutual fund offered by UTC North American Fund, Inc. (Company).”  Delete the address and telephone numbers on this page, along with deleting the legend related to the Trinidad and Tobago Securities and Exchange Commission.

Response:  As noted above, the Fund will combine the current front cover page and second page to become one combined front cover page.  As part of this change, as requested, the Fund will delete the sentence referenced above.  With respect to the other requested deletions, the Fund respectfully notes that the instruction to Item 1(a) of Form N-1A expressly allows additional information to be on the front cover page, as long as it complies with General Instruction C.3(b) of Form N-1A.  In this regard, the Fund believes that the address and telephone numbers and the Trinidad Tobago securities legend are not incomplete, inaccurate or misleading, and that this information does not impede an investor’s understanding of the other information required on the front cover page.  In addition, the Fund is eligible for purchase by persons resident in Trinidad & Tobago, and the Trinidad & Tobago securities legend is required for these investors.  So, the Fund intends to leave this information on the front cover page for the statutory prospectus.

5.           Delete the supplemental information under the table of contents, as Rule 481(c) of the Securities Act of 1933 does not allow for additional information on the table of contents page.

Response:  As requested, the Fund will delete the referenced supplemental information from the table of contents page and move this information so that it follows the Financial Highlights section as an additional information section, as permitted by General Instruction C.3(b) of Form N-1A.

6.           Under the “Fund Fees and Expenses” section, please revise the disclosure to add a line item for Acquired Fund Fees and Expenses, as it appears from the annual report that the Fund had a significant investment in an exchange traded fund.

Response:  As requested, the Fund will revised the disclosure to add a line item for Acquired Fund Fees and Expenses, if such fees exceed 0.01 percent.

7.           Under the “Principal Investment Strategies of the Fund” section, please revise the disclosure to indicate the low boundary for what the Fund considers a medium capitalization company.  Please confirm supplementally  that the list of types of securities in which the Fund principally invests is complete, otherwise revise accordingly; revise the disclosure to clarify the reference to Schemes of the Trinidad and Tobago Unit Trust Corporation; and supplementally clarify why the Caribbean nations are considered part of North America.  Please revise the disclosure to ensure that the information required by Item 9(b) of Form N-1A is provided in this section.

April 27, 2010

Response:  As requested, the Fund will revise the disclosure to indicate the low boundary for what the Fund considers a medium capitalization company, to clarify the reference to the Schemes of the Trinidad and Tobago Unit Trust Corporation and to ensure that the information required by Item 9(b) is provided in this section.  The Fund confirms that the list of types of securities in which the Fund principally invests is complete.  With respect to the definition for North American countries, the Fund respectfully notes that one common definition for North America is in reference to the North American subcontinent, which would include Mexico, the United States, Canada, Greenland, Central America and the Caribbean nations.  See below for the revised disclosure:

“Principal Investment Strategies of the Fund

The Fund seeks to meet its objective by investing its assets in:

•	U.S. Government securities including U.S. Treasury obligations and obligations issued or guaranteed by U.S. Government agencies or instrumentalities;

•	investment grade corporate bonds;

•	investment grade foreign government bonds;

•	equity securities of medium capitalization (between $2 billion and $7 billion) and large capitalization ($7 billion and above) North American companies;

•	American Depositary Receipts;

•	certificates of deposit; and

•
other investment companies such as the Schemes of the Trinidad and Tobago Unit Trust Corporation, which are separate investment companies created by the Unit Trust Corporation of Trinidad and Tobago Act of 1981, and money market funds.

Under normal market conditions, the Fund will maintain a level of at least 80% of its total assets invested in the types of debt and equity securities identified above of North American companies.  The term “North American” includes Mexico, the United States, Canada, Greenland, Central America and the independent nations in the Caribbean Sea, including Trinidad and Tobago.

April 27, 2010

Regarding the debt securities portion of the portfolio, the Fund invests primarily in fixed income securities of North American corporate issuers that are rated investment grade or better (namely, rated in one of the four highest rating categories by a nationally recognized statistical rating organization (NRSRO)) or determined to be of comparable quality by the Fund’s manager, debt securities of non-U.S. governments that are rated investment grade or better or determined to be of comparable quality by the Fund’s manager, and U.S. government securities.

Regarding the equity securities portion of the portfolio, the Fund invests in equity securities of North American companies, including common stocks, preferred stocks, and convertible securities.   The Fund may also invest in American Depositary Receipts (ADRs) and securities of foreign companies.  ADRs are equity securities trading on U.S. exchanges that are generally issued by banks or trust companies to evidence ownership of foreign equity securities.

The Fund selects equity securities of companies that the Fund’s portfolio manager believes are undervalued based on the current price relative to the long-term prospects of the company.  The Fund’s manager also considers a company’s actual and prospective earnings, return on equity and assets to liabilities ratio when selecting stock.

The Fund, in response to  adverse  market,  economic,  political  or  other conditions,  may take a  temporary defensive position.  The Fund will sell a security if its manager believes a company’s fundamentals will deteriorate or if it believes a company’s stock has little potential for further appreciation.”

8.           Under the “Principal Risks of Investing in the Fund” section, revise the “Interest Rate Risk” to delete the first sentence under that risk.  Revise the foreign securities risks to be grouped together, and include a foreign currency risk.

Response:  The Fund will revise the disclosure as requested.  See below for the revised disclosure:

•	“Foreign Investment Risks: These are risks associated with investing in foreign securities that are in addition to the risks associated with investing in U.S. securities.

•
Foreign Political and Economic Risks:  The degree of political and economic stability varies from country to country.  If a country confiscates money from foreigners or takes over an industry, the Fund may lose some or all of any particular investment in that country.  Parts of individual foreign economies may vary favorably or unfavorably from the U.S. economy (for example, inflation rate) which may affect the value of the Fund’s investment in any foreign country.

•
Foreign Investment Expense Risk:  Investing in foreign securities generally costs more than investing in U.S. securities because of higher transaction costs, such as the commissions paid per share.  As a result, mutual funds that invest in foreign securities tend to have higher expenses due to higher commissions and higher advisory and custodial fees.

April 27, 2010

•
Currency Risk:  Foreign currency risk is the risk that the U.S. dollar value of foreign securities held by the Fund may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.  The value of the Fund may go up and down as the value of the dollar rises and falls compared to a foreign currency.

•
Governmental Regulation Risk:  Many foreign countries do not subject their markets to the same degree and type of laws and regulations that cover the U.S. markets.  Also, many foreign governments impose restrictions on investments as well as taxes or other restrictions on repatriation of investment income.  The regulatory differences in some foreign countries make investing or trading in their markets more difficult and risky.

•
Corporate Disclosure Standard Risk:  Many countries have laws making information on publicly traded companies, banks and governments more difficult to obtain, incomplete or unavailable.  The lack of uniform accounting standards and practices among countries impairs the ability of investors to compare common valuation measures, such as price/earnings ratios, for securities of different countries.

•
Liquidity Risk:  Foreign markets or exchanges tend to have less trading volume than the New York Stock Exchange or other domestic stock exchanges or markets, which means that the foreign market may have less liquidity.  Lower liquidity in a foreign market can affect the Fund’s ability to purchase or sell blocks of securities and obtain the best price in the foreign market.  This may cause the Fund to lose opportunities for favorable purchases or sales of investments.  Because foreign markets trade at times and on days different than U.S. markets, the Fund’s value may change when an investor’s account cannot be accessed.”

9.           Under the “Performance Information” section, please revise the lead-in paragraph to read as follows: “The bar chart and table that follow provide some indication of the risks of investing in the Fund.  The bar chart shows changes in the Fund’s performance from year to year.  The table shows how the Fund’s average annual returns over 1, 5, and 10 years compare with those of a broad measure of market performance.  Please remember that the Fund’s past performance (before and after taxes) is not necessarily an indication of its future performance.”  Delete the descriptions of the indices from this section.

Response:  The Fund will revise the discussion as requested.

10.           Under the “Portfolio Manager” section, please revise the disclosure to read as follows: “Crystal Rodriguez currently serves as President of the Manager, and has been responsible for overseeing the management of the Fund since 2008.  Sean Achong currently serves as a Portfolio Manager of the Manager, and has had responsibility for the day-to-day management of the Fund’s assets since March 2009.  Nicholas Chen currently serves as a Portfolio Manager of the Manager, and has had responsibility for the day-to-day management of the Fund’s assets since August 2009.”

April 27, 2010

Response:  The Fund will revise the discussion as requested.

11.           Under the “Purchase and Sale of Fund Shares” section, please revise the disclosure to limit it to the disclosure called for under Item 6 of Form N-1A.

Response:  The Fund will revise the discussion as requested.  See below for the revised disclosure:

“The minimum initial investment in the Fund is $250.  There is a $100 subsequent investment requirement.

You may redeem and purchase shares of the Fund each day the New York Stock Exchange is open.  You may redeem or purchase Fund shares by sending the letter of instruction to UTC North American Fund, P.O. Box 701, Milwaukee, WI 53201-0701, or by calling 1-800-368-3322 (or 1-868-624-8648 for non-U.S. residents).  Investors who wish to redeem or purchase shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders may be placed.”

12.           Under the “Tax Information” section, please revise the disclosure to read as follows: “The Fund’s distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”

Response:  The Fund will revise the discussion as requested.

13.           Under the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please revise the disclosure to read as follows: “If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.”

Response:  The Fund will revise the discussion as requested.

Statement of Additional Information

14.           Under the “Investment Restrictions” section, please revise the disclosure to identify the Fund’s policy with respect to purchasing real estate; revise the disclosure to indicate what the Investment Company Act of 1940 currently permits with respect to investments in senior securities  and borrowing; and revise the disclosure related to changes in percentage limitations resulting from a change in value in the portfolio securities and its impact on the investment limitations.

Response:  The Fund will revise the discussion as requested.  See below for the revised disclosure:

April 27, 2010

“Issue senior securities, except as permitted under the Investment Company Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time; and borrow money, except as permitted under the Investment Company Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.  (The Investment Company Act currently permits the Fund to issue senior securities so long as it maintains continuous asset coverage of at least 300% of the aggregate value of all of the Fund’s senior securities transactions, and it permits the Fund to borrow money so long as it maintains continuous asset coverage of at least 300% of all amounts borrowed.)”

“Invest in real estate, real estate limited partnerships, or oil, gas and other mineral leases.”

“As a general rule, the percentage limitations referred to in these restrictions apply only at the time of investment other than with respect to the Fund’s borrowing of money.  A later increase or decrease in a percentage that results from a change in value in the portfolio securities held by the Fund will not be considered a violation of such limitation, and the Fund will not necessarily have to sell a portfolio security or adjust its holdings in order to comply.”

* * *

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer
Enclosures

cc:	Richard L. Teigen
Jeffrey R. Atkin